Filed by Duke Energy Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                     Subject Company: Duke Energy Holding Corp.
                                                 Commission File No. 333-126318

[DUKE ENERGY                                                           [CINERGY
GRAPHIC OMITTED]      Committed to Customers and Communities    GRAPHIC OMITTED]

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                                                                              Cincinnati Gas & Electric (CG&E), PSI Energy (PSI),
                                      Duke Power                                       Union Light Heat & Power (ULH&P)
                        Duke Energy's electric utility company                    Cinergy's electric and gas utility companies

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
Regulated       Duke Power, a business unit of Duke Energy, serves             CG&E and PSI (electric only) are regulated Ohio,
Businesses      approximately 2.2 million electric customers in a              Indiana and Kentucky utility operating companies of
Overview        22,000-square-mile area of North Carolina and South            Cinergy. ULH&P is an affiliate of CG&E. They serve
                Carolina. Duke Power's total system generating                 1.5 million electric customers and about 500,000
                capability is approximately 19,900 megawatts.                  gas customers in a 25,000-square-mile service
                                                                               territory. Cinergy owns 13,300 megawatts of
                                                                               generation.
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Service &       o  Experienced continuous reduction in number of            o  Exceeds PUCO standard for customer reliability
Reliability        outages over the last 10 years                           o  Consistently excels in the region for emergency
                o  Two-time winner of Edison Electric Institute                planning and service restoration after major storms
                   Emergency Response Award                                 o  Edison Electric Institute Emergency Assistance
                                                                               Award winner (2004)
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Customer        o  Ranks highest in customer satisfaction with              o  Consistently outperforms regional and national
Satisfaction       residential electric service in the Southern U.S.           customer satisfaction averages as measured by
                   in J.D. Power and Associates' 2005 electric utility         multiple independent indices
                   residential customer satisfaction study*                 o  Ranks twelfth nationally for customer satisfaction
                o  Ranks No.1 in the Southeast and No. 3 nationally            with large manufacturing and institutional
                   for customer satisfaction with large manufacturing          customers in 2005 TQS Research Key Account National
                   and institutional customers in 2005 TQS Research            Benchmark Survey
                   Key Account National Benchmark Survey                    o  First energy company in the nation to have its call
                o  Joins Cinergy as the second energy company in the           centers certified by J.D. Power and Associates for
                   nation to have its call centers certified by J.D.           providing an outstanding customer service
                   Power and Associates for providing an outstanding           experience (2005)*
                   customer service experience (2005)*                      o  Tied for fifth out of 30 electric and gas utilities
                o  Ranked fourth out of 30 electric and gas utilities          by the American Customer Satisfaction Index
                   by the American Customer Satisfaction Index
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Customer Rates  o  1995 average retail cost per kilowatt-hours:             o  1995 combined average retail cost per
                   5.58 cents                                                  kilowatt-hours: 5.37 cents
                o  2004 average retail cost per kilowatt-hours:             o  2004 combined average retail cost per
                   5.80 cents                                                  kilowatt-hours: 5.70 cents
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                                             1995 U.S. national average per kilowatt-hours 7.17 cents
                            2003 U.S. national average per kilowatt-hours 7.48 cents (2004 average not yet available)
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
Economic        o  Twenty full-time staff supports economic                 o  Ten full-time staff supports economic development
Development        development efforts in 54 counties                          efforts in 82 counties
                o  Provided $350,000 to local economic development          o  Provided $250,000 to local economic development
                   organizations and $50,000 in marketing assistance           organizations
                   to both states                                           o  $200,000 in Cinergy Foundation support given for
                o  $977,000 given to the Carolinas Investment Fund             economic development projects
                o  Offers economic development incentive rider rates        o  Provided $415,000 over a two-year period to the
                o  Granted $250,000 to Central Piedmont Community              Indiana Economic Development Corp.
                   College for economic development-related work            o  Offers economic development incentive rider rates
                   force training                                           o  Named best or among 10-best utility economic
                                                                               development departments in the nation for six
                                                                               consecutive years by Site Selection magazine
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Energy          o  Signature programs began in 1985 with the Share the      o  Since the 1980s, three fuel fund programs:
Assistance         Warmth program and provide heating and cooling              HeatShare (Ohio), Helping Hand (Ind.), and
                   assistance to low-income customers                          WinterCare (Ky.), have assisted low-income
                o  More than $21 million has been contributed by The           customers with paying their winter heating bills
                   Duke Energy Foundation and Duke Power customers          o  Shareholders donate $250,000 annually to these
                   through Share The Warmth                                    programs - contributions are also received from
                o  The Duke Energy Foundation annually contributes             customers and employees
                   $500,000 to Share the Warmth, $250,000 to the            o  To date, approximately $8.7 million has been
                   Cooling Assistance program and $60,000 to Fan               distributed to low-income customers from
                   Relief                                                      shareholders, customers and employees
                o  As part of a wholesale power profit-sharing              o  In 2004, more than $420,000 was distributed to
                   agreement, an additional $2.65 million in bulk              low-income customers
                   power marketing (BPM) revenues through 2007 will be      o  Continued support for customer-funded demand-side
                   directed annually to these low-income customer              management - $4.3 million dedicated annually to
                   programs                                                    low-income programs, such as home weatherization
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* For more information about J.D. Power and Associates 2005 Electric Utility
Residential Customer Satisfaction Studysm or J.D. Power and Associates
Certified Call Centersm information, visit www.jdpower.com or call
1-866-842-7548.

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                                      Duke Energy                                                Cinergy
                             Parent company of Duke Power                            Parent company of CG&E and PSI
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
Philanthropy    2004 Corporate Giving*                                  2004 Corporate Giving*
                  Foundation Disbursements          $13.7 million         Foundation Disbursements    $3.6 million
                  Arts/Science Fund Contributions   $292,000              Arts Fund Contributions     $140,000
                  United Way Contributions          $2 million            United Way Contributions    $777,000

                2004 Employee Giving*                                   2004 Employee Giving*
                  Arts/Science Fund Contributions   $292,000              Arts Fund Contributions     $204,000
                  United Way Contributions          $2.9 million          United Way Contributions**  $1.1 million

                Employees also donate significantly to their            Employees also donate significantly to their communities
                communities through their volunteer efforts             through their volunteer efforts

                *Duke Power contributions are included in Duke Energy   *Regulated operations contributions are included in
                 corporate foundation disbursements                      Cinergy corporate foundation disbursements
                                                                        **Includes Greater Cincinnati and Central Indiana United
                                                                          Way campaigns only
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                                     * * *
                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.